UNITED STATES                                  -------------------------
SECURITIES AND EXCHANGE COMMISSION             |      OMB APPROVAL       |
Washington, D.C.  20549                        | OMB Number:  3235-0058  |
                                               | Expires:  March 31, 2006|
FORM 12b-25                                    | Estimated average burden|
                                               | hours per response..2.50|
          NOTIFICATION OF LATE FILING          |-------------------------|
                                               |       SEC FILE NUMBER   |
                                               |         0-2892          |
                                               |-------------------------|
                                               |      CUSIP NUMBER       |
                                               |-------------------------|

(Check One): __Form 10-K  __ Form 20-F  __Form 11-K  _X_Form 10-Q
             ___Form N-SAR

For Period Ended December 31, 2005
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:--------------------------------------

Read Instruction (on back page) Before Preparing Form.
Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, Identify the Item(s) to which the notification relates:

----------------------------------------------------------------------

PART I - REGISTRANT INFORMATION

The Dewey Electronics Corporation
Full Name of Registrant

Former Name if Applicable

27 Muller Road
Address of Principal Executive Office (Street and Number)

Oakland, New Jersey 07436
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


      (a) The reasonable described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will
   X be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
      (c) The accountant's statement or other exhibit required by Rule 12b-25
          (c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Dewey Electronics Corporation (the "Company") is not able to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2005 within The prescribed time period because the Company recently changed its principal financial officer. The Company is in the process of finalizing its financial statements for the quarter.



(Attach Extra Sheets if Needed)
SEC 1344 (6/94)

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

   John H. D. Dewey     (201)              337-4700
     (Name)             (Area Code)  (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).


X  Yes  ___ No





(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?


_X_ Yes  ___ No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $2.0 million and a pre-tax loss of approximately $147,000 in the three-month period ending
December 31, 2005, as compared to revenue of approximately $1.85 million with a pre-tax loss of $48,254 in the three-month period ending
December 31, 2004. These results are due primarily to a change in the Company's product mix in its government defense business. The company experienced an increase in margin from generator set production work which was outweighed by non-recurring expenses in research and development as well as a reduction in higher margin work towards various orders which are generally for replacement parts.


This Form contains forward-looking statements as defined in Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expected results described in this Form. Such forward-looking statements involve risks and uncertainties including those involved in the Company's dependence upon its Department of Defense business, as further described in our filings under the Securities Exchange Act.

THE DEWEY ELECTRONICS CORPORATION.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  February 15, 2006          By  /s/  John H. D. Dewey
                                    John H. D. Dewey
                                    President and Chief Executive Officer